Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

ITEM 1:	Name and Address of Company

Barrick Gold Corporation (“Barrick”)

Brookfield Place, TD Canada Trust Tower

Suite 3700, 161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1

ITEM 2:	Date of Material Change

March 10, 2019.

ITEM 3:	News Release

A news release with respect to the material change referred to in this report was issued by Barrick and disseminated on March 11, 2019 through newswires in Canada and the United States.

ITEM 4:	Summary of Material Change

On March 10, 2019, Barrick entered into an implementation agreement (the “Implementation Agreement”) with Newmont Mining Corporation (“Newmont”) to create a joint venture combining their respective mining operations, assets, reserves, resources and talent in Nevada (the “Nevada Joint Venture”).

Pursuant to the terms of the Implementation Agreement, Barrick and Newmont (and their respective affiliates) will contribute to the Nevada Joint Venture all of their respective right, title and interest in, to or under any assets, properties or rights located in Nevada and relating primarily to their respective properties located in the area of interest specified in the Implementation Agreement. The Nevada Joint Venture will exclude Barrick’s Fourmile Project, and Newmont’s Fiberline Project and Mike Project, pending the determination of their commercial feasibility, as well as certain of their respective closure properties.

On closing, an affiliate of Barrick will hold a 61.5% economic interest, and an affiliate of Newmont will hold a 38.5% economic interest, in the Nevada Joint Venture. Barrick will manage the operations of the Nevada Joint Venture, subject to the supervision and direction of a board of managers (the “Board”), which will be comprised of three managers appointed by Barrick and two managers appointed by Newmont. Decisions of the Board will be determined by majority vote, with the managers appointed by each of Barrick and Newmont having voting power in proportion to their respective economic interests. Barrick and Newmont will have an equal number of representatives on the Nevada Joint Venture’s advisory committees, including its advisory technical, finance and exploration committees.

Closing is conditional upon, among other things, the receipt of customary regulatory approvals, and is expected to be completed in the coming months.

ITEM 5:	Full Description of Material Change

Please see the news release attached as Schedule A hereto.

ITEM 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

For further information, please contact:

Kevin Thomson

Senior Executive Vice-President, Strategic Matters

416-861-9911

ITEM 9:	Date of Report

Dated at Toronto, Ontario this 15th day of March, 2019.

By:	/s/ Dana Stringer
	Name:	Dana Stringer
	Title:	Vice-President, Corporate Secretary and Associate General Counsel

SCHEDULE A

See attached.

PRESS RELEASE

Barrick and Newmont Forge Nevada Joint Venture Agreement

●	Historic joint venture designed to unlock $5 billion[1] in synergies
●	Barrick to be Operator
●	Ownership to be 61.5% Barrick; 38.5% Newmont
●	Board representation based on ownership
●	Advisory committees to have equal representation
●	Barrick to withdraw Newmont acquisition and AGM proposals

All amounts expressed in U.S. dollars

ELKO, Nevada — March 11, 2019 — Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) (“Barrick”) and Newmont Mining Corporation (NYSE:NEM) (“Newmont”) said today that the two companies have signed an implementation agreement to create a joint venture combining their respective mining operations, assets, reserves, and talent in Nevada.

The joint venture is an historic accord between the two gold mining companies, which have operated independently in Nevada for decades, but have previously been unable to agree terms for cooperation. The joint venture will allow them to capture an estimated $500 million in average annual pre-tax synergies in the first five full years of the combination, which is projected to total $5 billion pre-tax net present value1 over a 20-year period.

Barrick President and Chief Executive Officer Mark Bristow said the agreement marked the successful culmination of a deal that had been more than 20 years in the making.

“We listened to our shareholders and agreed with them that this was the best way to realize the enormous potential of the Nevada goldfields’ unequalled mineral endowment, and to maximize the returns from our operations there. We are finally taking down the fences to operate Nevada as a single entity in order to deliver full value to both sets of shareholders, as well as to all our stakeholders in the state, by securing the long-term future of gold mining in Nevada,” he said.

Gary Goldberg, Chief Executive Officer of Newmont, said the logic of combining the two companies’ operations was compelling.

“This agreement represents an innovative and effective way to generate long-term value from our joint assets in Nevada, and represents an important step forward in expanding value creation for our shareholders. Through the joint venture, we will also continue to pursue the highest standards in safety, along with responsible and meaningful engagement with our employees, communities, and other stakeholders,” he said.

Following the completion of the joint venture, the Nevada complex will be the world’s single-largest gold producer, with a pro forma output of more than four million ounces in 2018, three Tier One2 assets, potentially another one in the making, and 48 million ounces of reserves.3,4,5

The establishment of the joint venture is subject to the usual conditions, including regulatory approvals, and is expected to be completed in the coming months. The joint venture will exclude Barrick’s Fourmile project and Newmont’s Fiberline and Mike deposits, pending the determination of their commercial feasibility.

As a result of this agreement, Barrick has withdrawn its Newmont acquisition proposal announced on February 25, and its proposals for the Newmont annual general meeting submitted on February 22.

Joint Conference Call and Webcast

Please join us for a conference call and webcast to discuss the joint venture agreement today at 9:00 a.m. Eastern time (6:00 a.m. Pacific time, 1:00 p.m. UK time). There will be an opportunity for analysts and investors to ask questions during the Q&A following the presentation.

U.S. and Canada (toll free): 1-855-327-6838

UK (toll free): 0808-101-2791

International: +1 416 915-3239 or +1 604 638-5340

Webcast:

https://78449.choruscall.com/dataconf/productusers/barrick/mediaframe/29201/indexl.html

The webcast will remain online for replay, and the conference call will be available for replay by telephone at 1-855-669-9658 (U.S. and Canada) and +1 604 674-8052 (international), access code 3028.

Enquiries:

President and	Senior Executive Vice-President	Investor and
Chief Executive Officer	and Chief Financial Officer	Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+1 647 205 7694	+44 1534 735 333	+44 20 7557 7738
+44 788 071 1386	+44 779 771 1338	Email: barrick@dpapr.com

BARRICK GOLD CORPORATION	PRESS RELEASE

Cautionary Statement on Forward-Looking Information

This press release contains statements which are, or may be deemed to be, “forward-looking statements” (or “forward-looking information”), under applicable securities laws including for the purposes of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of Barrick about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release include statements relating to: (i) the proposed Nevada joint venture, (ii) the expected impact of such a transaction, including potential real pre-tax synergies (and the net present value and per annum savings of such synergies) as well as effects on and, as applicable, estimates of, the proposed Nevada joint venture’s portfolio of Tier One Gold Assets, annual gold production, and reserves and resources, (iii) the expected timing and scope of the proposed Nevada joint venture, including receipt of necessary regulatory approvals and satisfaction of closing conditions and (iv) other statements other than historical facts.

Although Barrick believes that the expectations reflected in such forward-looking statements are reasonable, Barrick can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include: risks relating to Barrick and Newmont’s respective credit ratings; local and global political and economic conditions; Barrick’s economic model; liquidity risks; fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); financial services risk; the risks associated with each of Barrick’s and Newmont’s brand, reputation and trust; environmental risks; safety and technology risks; the ability to realize the anticipated benefits of the proposed Nevada joint venture (including estimated synergies and financial benefits) or implementing the business plan for the proposed Nevada joint venture, including as a result of a delay in its completion or difficulty in integrating the Nevada assets of the companies involved; the risk that the conditions to formation of the proposed Nevada joint venture will not be satisfied; the risk that required regulatory approvals necessary to form the proposed Nevada joint venture will not be obtained, or that conditions will be imposed in connection with such approvals that will increase the costs associated with the transaction or have other negative implications for Barrick following the transaction; the risk that the focus of management’s time and attention on the transaction may detract from other aspects of the respective businesses of Barrick and Newmont; legal or regulatory developments and changes; the outcome of any litigation, arbitration or other dispute proceeding; the impact of any acquisitions or similar transactions; competition and market risks; the impact of foreign exchange rates; pricing pressures; the possibility that future exploration results will not be consistent with expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; and business continuity and crisis management. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors.

Neither Barrick, Newmont nor any of their respective directors, officers, employees or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this press release will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations, neither Barrick nor Newmont is not under any obligation, and both Barrick and Newmont expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Newmont is not affirming or adopting any statements or reports attributed to Barrick in this press release or made by Barrick outside of this press release. For a detailed discussion of risks and other factors related to Newmont,

BARRICK GOLD CORPORATION	PRESS RELEASE

see Newmont’s 2018 Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) as well as Newmont’s other SEC filings, available on the SEC website or www.newmont.com.

Non-GAAP Financial Performance Measures

Certain financial performance measures used in this press release—namely total cash costs per ounce—are not prescribed by IFRS. These non-GAAP financial performance measures are included because management has used the information to analyze the business performance and financial position of Barrick and the proposed Nevada joint venture. These non-GAAP financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In order to provide the combined business performance and financial position of the proposed Nevada joint venture, certain non-GAAP financial performance measures of each of Barrick and Newmont have been combined to show an aggregate number. Such pro forma combined numbers are illustrative only and actual figures may vary materially.

Third Party Data and Quotations

Certain comparisons of Barrick, Newmont and their industry peers are based on data obtained from Wood Mackenzie. Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Wood Mackenzie does not have any affiliation to Barrick.

Other than in respect of their own mines, neither Barrick nor Newmont has the ability to verify the data or information obtained from Wood Mackenzie and the non-GAAP financial performance measures used by Wood Mackenzie may not correspond to the non-GAAP financial performance measures calculated by Barrick, Newmont or their respective industry peers. For more information on these non-GAAP financial performance measures see Endnote 2.

Neither Barrick nor Newmont has sought or obtained consent from any third party to be quoted in this press release.

Technical Information

The scientific and technical information contained in this press release in respect of Barrick has been reviewed and approved for release by Rodney Quick, Mineral Resource Management and Evaluation Executive of Barrick, and Rick Sims, Registered Member SME, Vice President, Reserves and Resources of Barrick, each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Endnotes

1.

Represents the NPV of pre-tax synergies projected over a twenty-year period, assuming consensus commodity prices and a 5% discount rate. Based on Barrick estimates. Synergies (or NPV of synergies) as used in this presentation is a management estimate provided for illustrative purposes, and should not be considered a GAAP/IFRS or non-GAAP/non-IFRS financial measure. “Synergies” represent management’s combined estimate of pre-tax synergies, supply chain efficiencies and cost improvements, as a result of the proposed joint venture that have been monetized and projected over a twenty year period for purposes of the estimation, applying a discount rate of 5 percent. Such estimates are necessarily imprecise and are based on numerous judgments and assumptions. Expected synergies is a “forward-looking statement” subject to risks, uncertainties and other factors which could cause actual synergies to differ from expected synergies.

BARRICK GOLD CORPORATION	PRESS RELEASE

2.

A Tier One gold asset is a mine with a stated mine life in excess of 10 years with annual production of at least five hundred thousand ounces of gold and total cash cost per ounce within the bottom half of Wood Mackenzie’s cost curve tools (excluding state-owned and privately owned mines). Total cash cost per ounce is based on data from Wood Mackenzie as of August 31, 2018, except in respect of Barrick’s mines where Barrick relied on its internal data which is more current and reliable. The Wood Mackenzie calculation of total cash cost per ounce may not be identical to the manner in which Barrick calculates comparable measures. Total cash cost per ounce is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Total cash cost per ounce should not be considered by investors as an alternative to cost of sales or to other IFRS measures. Barrick believes that total cash cost per ounce is a useful indicator for investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

3.

The potential pro forma proven and probable reserve figure of Barrick and Newmont’s operations in Nevada was derived by adding the reserves reported by Barrick in its Q4 2018 Report and Newmont in its press release dated February 21, 2019 reporting its 2018 Reserves and Resources and its annual report on Form 10-K for the fiscal year ended December 31, 2018 in respect of the relevant Nevada properties set out in endnotes 4 and 5. The pro forma reserves are provided for illustrative purposes only. Barrick and Newmont calculate such figures based on different standards and assumptions, and accordingly such figures may not be directly comparable and the potential pro forma reserves may be subject to adjustments due to such differing standards and assumptions. In particular, Barrick mineral reserves have been prepared according to Canadian Institute of Mining, Metallurgy and Petroleum 2014 Definition Standards for Mineral Resources and Mineral Reserves as incorporated by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, which differ from the requirements of U.S. securities laws. Newmont’s reported reserves are prepared in compliance with Industry Guide 7 published by the SEC.

4.

Proven and probable gold reserves of Barrick in Nevada are stated on an attributable basis as of December 31, 2018 and include Goldstrike, Cortez, Goldrush, South Arturo (60%) and Turquoise Ridge (75%). Proven reserves of 84.4 million tonnes grading 4.36 g/t, representing 11.8 million ounces of gold. Probable reserves of 155.6 million tonnes grading 2.93 g/t, representing 14.7 million ounces of gold. Complete mineral reserve data for all Barrick mines and projects referenced in this press release, including tonnes, grades, and ounces, as well as the assumptions on which the mineral reserves for Barrick are reported, are set out in Barrick’s Q4 2018 Report issued on February 13, 2019.

5.

Proven and probable gold reserves of Newmont in Nevada are stated on an attributable basis as of December 31, 2018 and include Carlin, Phoenix, Twin Creeks (including Newmont’s 25% equity in Turquoise Ridge) and Long Canyon. Proven reserves of 46.6 million tonnes grading 3.84 g/t, representing 5.8 million ounces of gold. Probable reserves of 378.1 million tonnes grading 1.32 g/t, representing 16.0 million ounces of gold. Complete mineral reserve data for all Newmont mines and projects referenced in this press release, including tonnes, grades, and ounces, as well as the assumptions on which the mineral reserves for Newmont are reported, are set out in Newmont’s press release dated February 21, 2019 reporting its 2018 Reserves and Resources and its annual report on Form 10-K for the fiscal year ended December 31, 2018.

BARRICK GOLD CORPORATION	PRESS RELEASE